Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012		2011	2010	2009	2008
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$13,398	(3,684)	(40,358)		21,012	14,942	97,877	35,125
Fixed charges	6,241	9,501	17,762		23,973	32,087	49,075	61,483
Total earnings (loss)	$19,639	5,817	(22,596)		44,985	47,029	146,952	96,608

Fixed charges:
Interest on deposits	$5,558	8,306	15,454		21,351	29,930	45,518	53,241
Interest on borrowings	512	1,038	1,866		2,214	1,977	3,377	7,947
Amortization of debt issuance costs	—	—	—		—	—	—	115
Interest portion of rental expense (1)	171	157	442		408	180	180	180
Total fixed charges	$6,241	9,501	17,762		23,973	32,087	49,075	61,483
Preferred dividend requirements	462	1,589	2,809		3,234	3,249	3,169	—
Total fixed charges and preferred dividends	$6,703	11,090	20,571		27,207	35,336	52,244	61,483

Ratio of earnings to fixed charges, including interest on deposits	3.15x	0.61x	(1.27x	)	1.88x	1.47x	2.99x	1.57x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	2.93x	0.52x	(1.10x	)	1.65x	1.33x	2.81x	1.57x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$13,398	(3,684)	(40,358)		21,012	14,942	97,877	35,125
Fixed charges	683	1,195	2,308		2,622	2,157	3,557	8,242
Total earnings (loss)	$14,081	(2,489)	(38,050)		23,634	17,099	101,434	43,367

Fixed charges:
Interest on borrowings	$512	1,038	1,866		2,214	1,977	3,377	7,947
Amortization of debt issuance costs	—	—	—		—	—	—	115
Interest portion of rental expense (1)	171	157	442		408	180	180	180
Total fixed charges	$683	1,195	2,308		2,622	2,157	3,557	8,242
Preferred dividend requirements	462	1,589	2,809		3,234	3,249	3,169	—
Total fixed charges and preferred dividends	$1,145	2,784	5,117		5,856	5,406	6,726	8,242

Ratio of earnings to fixed charges, excluding interest on deposits	20.62x	(2.08x )	(16.49x	)	9.01x	7.93x	28.52x	5.26x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	12.30x	(0.89x )	(7.44x	)	4.04x	3.16x	15.08x	5.26x

(1)	Estimated to be one-third of rental expense.